Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
CERTIFICATE OF INCORPORATION OF

ASURE SOFTWARE, INC.

Asure Software, Inc., a corporation duly organized and existing under the Delaware General Corporation Law (the “Corporation”), does hereby certify that:

1.  The Board of Directors of the Corporation, pursuant to unanimous written consent, has duly adopted the resolutions setting forth the proposed the amendment of the Fourth Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate of Incorporation”), of the Corporation:

RESOLVED: That the Restated Certificate of Incorporation of the Corporation be further amended by deleting Article FOURTH in its entirety and inserting in its place the following:

“FOURTH: The Corporation shall have the authority to issue two (2) classes of shares to be designated, respectively, “Preferred Stock” and “Common Stock.” All of said shares shall be One Cent ($.01) par value each. The total number of shares of capital stock which the Corporation shall have the authority to issue is Twenty-Three Million Five Hundred Thousand (23,500,000), which shall consist of Twenty-Two Million (22,000,000) shares of Common Stock and One-and-One-Half Million (1,500,000) shares of Preferred Stock.”

2. The stockholders of the Corporation, by written consent of the holders of a majority of the outstanding shares of common stock, have approved this amendment to the Restated Certificate of Incorporation in accordance with Section 228 of the Delaware General Corporation Law.

3. The amendment was duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Asure Software, Inc. has caused this Certificate of Amendment to be executed by a duly authorized officer on April 25, 2017.

Asure Software, Inc.

By: /s/ Patrick Goepel
Name: Patrick Goepel
Title: Chief Executive Officer